Crucell Publishes First Quarter 2003 Results

LEIDEN, The Netherlands, April 14, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced its financial results for the first quarter of 2003.

- Crucell's revenues for the first quarter were Euro 2.1 million (US $2.3 million) compared to Euro 2.2 million (US $2.3 million) for the same quarter in 2002.

- The net loss for the first quarter 2003 decreased to Euro 3.6 million (US $3.9 million) compared to a net loss of Euro 5.3 million (US $5.7 million) in the same quarter last year.

The reduction in net loss is due to lower research and development expenses and to changes to our overall compensation programs which included the exchange of certain stock options in January. Crucell reports under accounting principles generally accepted in the United States (US GAAP).

       Key Figures First Quarter 2003
   ( million, except net loss per share data)

                                           Q1 2003 % change Q1 2002

 Revenues                                    2.1   (2%)       2.2
 Net loss                                   (3.6)   31%      (5.3)
 Net loss per share (basic and diluted)    (0.10)   33%     (0.15)
 Cash and cash equivalents on
  March 31, 2003                            104.6           110.6
   and December 31, 2002

Highlights First Quarter 2003

- Aventis Pasteur signs license agreement for production of viral vaccines

- Centocor (Johnson & Johnson) signs PER.C6(TM) licence for antibody production

- Targeted Genetics Corporation signs PER.C6(TM) licence for vaccine production

Details of the Financial Results

Revenues

Crucell revenues for the first quarter 2003 were Euro 2.1 million (US$ 2.3 million), compared to Euro 2.2 million (US$ 2.3 million) in the same quarter last year. License revenues in the first quarter 2003 ammounted Euro 1.7 million (US$ 1.9 million), compared to Euro 1.9 million (US$ 2.1 million) in the first quarter 2002.

Revenues in the first quarter consisted of upfront payments from new contracts as well as annual and other payments on existing contracts.

Revenues from the agreements with Aventis Pasteur, the National Institutes of Health (NIH) and Centocor were deferred to future periods, due to our ongoing performance obligations. Government grants and other revenues amounted to Euro 0.4 million (US$ 0.4 million) in the first quarter, compared to Euro 0.3 million (US$ 0.3 million) in the same quarter in 2002. While Crucell seeks to increase revenues from year to year, the Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Results The net loss for the first quarter 2003 was Euro 3.6 million (US$ 3.9 million), or Euro 0.10 net loss per share (US$ 0.11), compared to a net loss of Euro 5.3 million (US$ 5.7 million), or Euro 0.15 net loss per share (US$ 0.16) for the first quarter 2002.

Total research and development expenses in the first quarter 2003 were Euro 4.0 million (US$ 4.4 million), compared to Euro 5.3 million (US$ 5.7 million) in the first quarter of 2002. Selling, general and administrative expenses for the first quarter 2003 were Euro 1.6 million (US$ 1.7 million), compared to Euro 2.1 million (US$ 2.3 million) for the same quarter in 2002.

Cash Flow and Cash Position

In total, cash decreased in the first quarter of 2003 by Euro 6.0 million (US$ 6.5 million), compared to Euro 3.2 million (US$ 3.4 million) in the same quarter in 2002. The difference of Euro 2.8 million (US$ 3.0 million) is primarily due to the fact that fewer shares were issued as a result of options exercised, and because no cash was received from sale-lease-back transactions in the first quarter in 2003. Cash invested in operating activities in the first three months of 2003 was Euro 5.7 million (US$ 6.2 million), compared to Euro 5.1 million (US$ 5.5 million) in the same quarter in 2002. This increase is mainly due to changes in working capital. Investments in plant and equipment amounted to Euro 0.3 million (US$ 0.3 million) in the first three months of 2003, compared to Euro 0.8 million (US$ 0.9 million) in the first three months of 2002. The Company's cash and cash equivalents amount to Euro 104.6 million (US$ 113.0 million) on March 31, 2003.

The Company is expected to reach profitability once products are brought to market by licensees using Crucell's technology.

Note: Euros are converted to US Dollars at March 31, 2003 exchange rate of 1.08.

About Crucell

Crucell N.V. develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(TM), AdVac(TM), and MAbstract(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

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CONTACT: Crucell N.V.
         Leonard Kruimer, Chief Financial Officer
         +31-(0)71-524 8722
         Fax.+31-(0)71-524 8935
         l.kruimer@crucell.com

         Arie Bos, Director Corporate Communications
         Mob. +31 (0)6 524 08 237
         Fax.+31-(0)71-524 8935
         a.bos@crucell.com